Exhibit 3.3


Incorporated under the laws of the State of Delaware

Blackhawk Capital Group BDC, Inc.

Authorized to issue 1,015,000,000 shares
1,000,000,000 Common Shares                         15,000,000 Preferred Shares
Par value $.00001 each                              Par value $.00001


This certifies that ________________ is the owner of _______________
Fully paid and non-assessable shares of the common shares of Blackhawk Capital Group BDC, Inc. transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In witness whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation this ___ day of ___ A.D.